

September 30, 2013

Matthew Egna
Chief Executive Officer
Changing Technologies, Inc.
22037 Seashore Circle
Estero, FL 33928

> **Re: Changing Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 12, 2013**
> **File No. 333-190201**

Dear Mr. Egna:

We have reviewed your amended registration statement and response letter and have the following comment. References in this letter to prior comments refer to our letter dated August 23, 2013.

Risk Factors, page 5

1.   Further to prior comment 4, it remains unclear to us how you concluded that your operations are more than "nominal" for purposes of Securities Act Rule 144(i). In this regard, we note the statement in your response that you have "started operations" by acquiring a domain name and working on the website. We note also your disclosure on page 3 that "[y]our only business activity has been the formation of [y]our corporate entity, initiating the designing of [y]our logo, and developing [y]our business plan." Please expand your response and disclosure to provide greater specificity on your business activities to date.   Also tell us why you consider these activities to be more than "nominal" given your intended business plan to design, develop, market and sell applications for mobile devices. Alternatively, please add the risk factor disclosure requested in our prior comment 4, and disclose your shell company status on the prospectus cover page.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney

cc:	Via E-mail
	Angela Collette, Esq.